UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                Winthrop Growth Investors 1 Limited Partnership,
                       a Massachusetts Limited Partnership
              ----------------------------------------------------
                                (Name of Issuer)

     Units of Limited Partnership Interest (and assignee interests therein)
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
              ----------------------------------------------------
                                 (CUSIP Number)

                  Michael L. Ashner, LON-WGI Associates L.L.C.
                        100 Jericho Quadrangle, Suite 214
                          Jericho, New York 11735-2717
                                 (516) 822-0022
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      LON-WGI Associates L.L.C.    Employer I.D.# [           ]
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      AF; WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,872 Units
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,872 Units
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,872 Units
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      21.06%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. None
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      AP GP Win Master, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      N/A
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             4,872 Units(1)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        4,872 Units(1)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,872 Units(1)
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      21.06%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1)   Represents Units owned by LON-WGI Associates L.L.C.

      This Amendment No. 1 amends certain information contained in the final amendment to Schedule 14D-1 (the "Final Amendment") filed by LON-WGI Associates L.L.C., a Delaware limited liability company (the "Unitholder") on March 19, 1997, which constituted the initial filing on Schedule 13D by the Unitholder and AP GP Win Master, Inc. under Section 13(d) of the Act. Terms not otherwise defined herein shall have the meaning ascribed to them in the Final Amendment.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended as follows:

        Pursuant to a Subcription and Purchase Agreement (the "Subscription and Purchase Agreement"), dated as of October 28, 1997, by and between Insignia Financial Group, Inc. ("Insignia") a Delaware corporation, and IPT I, LLC, a Delaware limited liability company, the Unitholder and several affiliates of the Unitholder, among other things, the Unitholder agreed to sell all of the 4,872 Units owned by the Unitholder to Insignia or its designee on or about April 30, 1998, for an aggregate purchase price of $2,478,080.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the issuer.

        Item 6 is hereby amended as follows:

        See Item 4 of this Amendment No. 1 for a description of the Subscription and Purchase Agreement.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1997

                            LON-WGI ASSOCIATES, L.L.C

                       By: AP GP Win Master, L.P.

                           By: AP GP Win Master, Inc.,
                               its General Partner

                       By: AP Wem Associates L.P., Member

                           By: AP GP Win Master, L.P.,
                               its General Partner


                       By: /s/ Michael L. Ashner
                           ------------------------------------
                           Name: Michael L. Ashner
                           Title: Vice President

                             AP GP WIN MASTER, INC.


                       By: /s/ Michael L. Ashner
                           ------------------------------------
                           Name: Michael L. Ashner
                           Title: Vice President

                                  Exhibit Index

                                                      Sequentially
Exhibit No.             Description                   Numbered Page
-----------             -----------                   -------------

(a)(5)                  Joint Filing Agreement
                        dated March 19, 1997

                                 Exhibit (a)(5)

                             Joint Filing Agreement

      In accordance with 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statments on Schedule 13D (including amendments thereto) with respect to the units of limited partnership interest and assignee interests therein of Winthrop Growth Investors 1 Limited Partnership and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned being duly authorized, have executed this Joint Filing Agreement the 19th day of March, 1997.

Dated: March 19, 1997

                            LON-WGI ASSOCIATES, L.L.C

                       By: AP GP Win Master, L.P.

                           By: AP GP Win Master, Inc.,
                               its General Partner

                       By: AP Wem Associates L.P., Member

                           By: AP GP Win Master, L.P.,
                               its General Partner


                       By: /s/ Michael L. Ashner
                           ------------------------------------
                           Name: Michael L. Ashner
                           Title: Vice President

                             AP GP WIN MASTER, INC.


                       By: /s/ Michael L. Ashner
                           ------------------------------------
                           Name: Michael L. Ashner
                           Title: Vice President